May 13, 2009

Via Facsimile and Filed as Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Facsimile Number 703.813.6984
Attn.:  Jerard T. Gibson, Esq.

Re:           Investors Real Estate Trust
Registration Statement on Form S-3
Filed: March 16, 2009
File No. 333-158001

Ladies and Gentlemen:

Investors Real Estate Trust (the “Company”), a real estate investment trust organized under the laws of the State of North Dakota, hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington, D.C. time, on Monday, May 18, 2009, or as soon thereafter as possible.

The Company acknowledges that

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
∙
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INVESTORS REAL ESTATE TRUST

/s/ Karin M. Wentz

By:	Karin M. Wentz
Title:	Associate General Counsel